Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Concordia International Corp. of our report dated March 15, 2017, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-209498) and Form F-10 (No. 333-205596) of Concordia International Corp. of our report dated March 15, 2017 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario
March 15, 2017